February 3, 2021

Via Edgar

Ms. Katherine Bagley

Division of Corporation

Office of Consumer Products

U.S. Securities and Exchange Commission

Re:	Global Internet of People, Inc.
Registration Statement on Form F-1/A (File No.333-233745)
Request for Acceleration of Effectiveness

Dear Ms. Bagley:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Global Internet of People, Inc. (the “Company”) hereby requests the acceleration of the effective date of the above-referenced Registration Statement on Form F-1/A (the “F-1 Registration Statement”) so that it will become effective at 4:00 p.m., Eastern Time, Friday, February 5, 2021.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Ying Li, Esq., at (212) 530-2206, from the Company’s U.S. counsel, Hunter Taubman Fischer & Li LLC.

Very truly yours,

/s/ Haiping Hu
Name: Haiping Hu
Title: Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC